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                            Amendment to the By-Laws

                                       of

                                 CDC MPT+ Funds



          The provisions of Article X of the Trust's By-Laws, Article VI,
Section 6.1 shall be amended to read as follows:



The fiscal year of the Trust and of each Series of the Trust shall end on October 31 of each year; provided that the last fiscal year of the Trust and each Series shall end on the date on which the Trust or each such Series is terminated, as applicable; and further provided that the Trustees by resolution and without a Shareholder vote may at any time change the fiscal year of the Trust and of any or all Series (and the Trust and each Series may have different fiscal years as determined by the Trustees).



Dated the 3rd day of June, 1999